[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 4.7.4

Gentium SpA
Cap. Soc. € 15,018,483.00 iv Piazza XX Settembre, 2 - 22079 Villa Guardia (CO) Italy
May 11, 2012
Sigma-Tau Pharmaceuticals, Inc.
9841 Washingtonian Blvd. Suite 500 Gaithersburg, MD 20878
Re: Amendment No. 2 to Cost Sharing Agreement
Ladies and Gentlemen:
Reference is made to the Cost Sharing Agreement between Gentium S.p.A. (“Gentium”) and Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) dated October 12, 2007 and amended on December 23, 2009 (the “Cost Sharing Agreement”). All capitalized terms not defined herein shall have the meanings ascribed to such terms in the Cost Sharing Agreement.
In consideration of the terms herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to further amend the Cost Sharing Agreement as follows:
1. Section 2 of the Cost Sharing Agreement is hereby amended and restated to read in its entirety as follows: “Gentium hereby invokes Section 3.3 of the Agreement and informs Sigma-Tau that events which Gentium could not reasonably anticipate upon the date of the Agreement have occurred that will cause a material increase of the budget and schedule for the Development of the Product. Therefore, Gentium has requested that Sigma-Tau pay fifty percent (50%) of the following documented costs (excluding any of Gentium’s internal costs, as well as associated legal fees), for the Development of the Product:

(i) the reasonable, external and documented costs incurred by Gentium for the Development activities set forth in Appendix A attached to the first amendment of the Cost Sharing Agreement dated December 23, 2009, and

(ii) the reasonable, external and documented costs for the Development activities set forth in Appendix B attached hereto (collectively (i) and (ii) the “Costs”); provided, however, that US $ 1,000,000 (USD one million) paid by Sigma-Tau for such Costs will be deductible from the royalty payments due to Gentium under Section 5.2 of the License Agreement.” For the interpretation of Section 3.4 (Discontinuation) of the License Agreement, the amounts paid hereunder by Sigma Tau are deemed ro be included in Schedule 2 of the License Agreement.

Sigma-Tau Pharmaceuticals, Inc. May 11, 2012 Page 2
2. Section 4.a of the amendment to the Cost Sharing Agreements dated December 23, 2009, is hereby amended and restated to read in its entirety as follows: “Other than for the Payments under Section 2 of the Cost Sharing Agreement dated December 23, 2009 and the Costs as defined in this Amendment No. 2 to the Cost Sharing Agreement, no other reimbursements, payments or compensation whatsoever are due by Sigma Tau under the Cost Sharing Agreement and Schedule 2 of the License Agreement. However, the parties agree to discuss in good faith the means of funding any additional trials that may be required to obtain an NDA for the Product in the United States;”.
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Sigma-Tau Pharmaceuticals, Inc. May 11, 2012 Page 3
If Sigma-Tau is in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, which will constitute the binding agreement of the parties with respect to the matters set forth herein.
Sincerely,
GENTIUM S.p.A.
By: /s/ Khalid Islam
Name: Khalid Islam
Title: President & Chief Executive Officer
ACCEPTED AND AGREED:
SIGMA-TAU PHARMACEUTICALS, INC.
By: /s/ Dave Lemus
Name: Dave Lemus
Title: Chief Operating Officer
October 17, 2012
Appendix B
Study Activity Estimated Cost (*)
[ * ]

(*) The costs are estimated ball park numbers, final costs will be available once entered into services agreements. The Parties agreed to discuss in good faith any material variance on such estimated costs.